OESTERREICHISCHE KONTROLLBANK	THE REPUBLIC OF AUSTRIA
AKTIENGESELLSCHAFT

October 23, 2009

Ms. Ellie Bavaria, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-3628

USA

Oesterreichische Kontrollbank Aktiengesellschaft

Republic of Austria

Registration Statement on Schedule B

(File No. 333-161148)

Dear Ms. Bavaria:

Reference is made to Amendment No. 2 to the Registration Statement on Schedule B (the “Registration Statement”) (Registration No. 333-161148) filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”) and the Republic of Austria (“Austria”) with the Commission on October 21, 2009 pursuant to the Securities Act of 1933, as amended.

OKB and Austria, pursuant to Rule 461 under the Securities Act, respectfully request acceleration of the effective date of the Registration Statement so that it becomes effective at 9:30 a.m. EST on Tuesday, October 27, 2009, or as soon as possible thereafter.

Thank you for your attention to this matter.

Very truly yours,

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ Anton Ebner
Anton Ebner
Director

/s/ Monika Seitelberger
Monika Seitelberger
Associate Director

THE REPUBLIC OF AUSTRIA

/s/ Dr. Christian Prosl
Dr. Christian Prosl
Ambassador extraordinary and plenipotentiary of the Republic of Austria to the United States

cc:	Marc O. Plepelits
Shearman & Sterling LLP

Patrick Kenadjian
John W. Banes
George Hacket
Davis Polk & Wardwell LLP